SEC Mail Processing Section

FEB 14 2012

Washington, DC
123

SECURITI 12010657 IISSION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-68585

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) **AND ENDING** 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brattle Advisors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

153875

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Water Street

(No. and Street)

Boston	MA	02109
(City)	(state)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur Chamian — 617-391-3595

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Gerald F.

(Name - if individual, state *last, first, middle name*)

319 Littleton Road, Suite 101	Westford	MA	01886
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] **Certified Public Accountant**
[ ] **Public Accountant**
[ ] **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I ARTHUR PHILLIP CHAMIAN JR. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRATTLE ADVISORS LLC as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
Signature

MANAGING PRINCIPAL
Title

____
Notary Public

KATHERINE A. ROWE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 9, 2015

This report** contains (check all applicable boxes):
[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[x] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRATTLE ADVISORS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011

olilli, Jarek &
r Ananian, LLC
:ERTIFIED PUBLIC
ACCOUNTANTS

BRATTLE ADVISORS LLC

INDEX

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

To the Managers of
Brattle Advisors LLC
Boston, Massachusetts

We have audited the accompanying balance sheet of Brattle Advisors LLC, as of December 31, 2011, and the related statements of operations, and changes in members' capital for the year ended December 31, 2011 and for the period April 1, through December 31, 2011, and cash flows for the year ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brattle Advisors LLC as of December 31, 2011 and the results of its operations, and changes in members capital for the year ended December 31, 2011 and for the period April 1, through December 31, 2011, and cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITORS' REPORT (con't)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion; the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
January 24, 2012

BRATTLE ADVISORS LLC
(Formerly Greenside Capital LLC)
BALANCE SHEET
As of December 31, 2011

Assets:

Current Assets:		
Cash and cash equivalents	$	18,885
Other current assets		2,034
Total Current Assets		20,919
Fixed assets, net		2,720
Total Assets	$	23,639

Liabilities and Members' Capital:

Current Liabilities:		
Accounts payable and accrued expenses	$	6,346
Members' Capital:		17,293
Total Liabilities and Members' Captital	$	23,639

aolilli, Jarek &
er Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

BRATTLE ADVISORS LLC
(Formerly Greenside Capital LLC)
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2011
and For the Period April 1, 2011 through December 31, 2011

	Year Ended Dec. 31, 2011	Period April 1, through Dec. 31, 2011
Revenues:		
Retainer fee income	$ 87,500	$ 50,000
Operating expenses:		
Occupancy	35,691	25,883
Travel & entertainment	16,831	11,933
Office supplies & expense	2,929	3,065
Dues & subscriptions	20,601	11,511
Communications	2,536	1,804
Professional fees	16,309	14,214
Depreciation	480	480
License and fees	2,581	2,581
Regulatory expense	4,846	4,846
Miscellaneous	(398)	(1,411)
Insurance	18,298	17,934
Total operating expenses	120,704	92,840
Net loss	$ (33,204)	$ (42,840)

aolilli, Jarek &
er Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are an integral part
of these financial statements.

BRATTLE ADVISORS LLC
(Formerly Greenside Capital LLC)
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2011

Balance, December 31, 2010	$	90,574
January 1, through March 31, 2011		
Net Income		9,636
Balance, March 31, 2011		100,210
April 1, 2011 through Decmeber, 31, 2011		
Net Loss		(42,840)
Member distribution		(40,077)
Balance, December 31, 2011	$	17,293

The accompanying notes are an integral part
of these financial statements.

BRATTLE ADVISORS LLC
(Formerly Greenside Capital LLC)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

Cash Flows from Operating Activities:	
Net Income	$ (33,204)
Adjustments to Reconcile Net Loss to net cash used in operating activities:	
Depreciation	480
Fixed asset disposal	(5,260)
Decrease in other current assets	9,331
Increase in accounts payable and accrued expenses	5,167
Net cash used in operating activities	(23,486)
Cash Flows from Financing Activities:	
Member advances, net	-
Member distribution	(36,258)
Net cash used in financing activities	(36,258)
Net decrease in cash and cash equivalents	(59,744)
Cash and cash equivalents - January 1,	78,629
Cash and cash equivalents - December 31,	$ 18,885
Non Cash Activities:	
Equipment distributed to member	$ 3,819

'aolilli, Jarek &
'er Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

The accompanying notes are integral part
of these financial statements.

Note 1. Organization and Basis of Presentation

NATURE OF BUSINESS

Brattle Advisors LLC (the Company) was organized on July 13, 2009. The Company, which is located in Boston, Massachusetts, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority. The Company changed its name from Greenside Capital LLC, to Brattle Advisors LLC, on December 19, 2011.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect amount reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing these financial statements are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Limited Liability Company / Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of Brattle Advisors, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual income tax returns.

Note 1. Summary of Significant Accounting Policies (continued)

Recognition of Income
The Company received retainer fees from a client under solicitation agreement. Revenues are recognized in the respective months for which these fees relate. The solicitation agreement was terminated effective July 31, 2011. At December 31, 2011, there was no accounts receivable or deferred revenue balances associated with solicitation agreement.

Fair Value Measurement
None of the Company's assets and liabilities qualifies as financial instruments, which require presentation at "Fair Value" in accordance with the provisions of Accounting Standards Update 2010-06, *Improving Disclosures About Fair Value Measurements*, ("ASU 2010-06"). Under the amended guidance, entities are required to provide fair value measurement disclosures for each class of assets and liabilities, the amount of significant transfers between Levels 1, 2 and 3, of the fair value hierarchy and greater transparency as to the reasons for any transfers among the three levels within the hierarchy. There are additional provisions in the amended guidance requiring further disaggregation in the disclosure of the reconciliation of recurring Level 3 assets which is effective for reporting periods beginning after December 31, 2010.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	5 years
Furniture & fixtures	7 years

Subsequent Events
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions, and evaluations of events occurring after the financial statement date, that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities.

Note 2. Fixed Assets

The Company's fixed assets are comprised of the following:

Computer and office equipment	$ 4,909
Furniture & fixtures	2,600
	7,509
Less accumulated depreciation	(4,789)
Fixed assets, net	$ 2,720

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 8 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $12,539 which was $7,539 in excess of its required net capital.

Note 4. Commitments

The Company occupies its office facilities as a tenant at will. The Company's office rent expense was $30,000 for the year ended December 31, 2011. Commencing on January 1, 2012, the Company's monthly rent expense will decrease to $1,350. The Company also rents parking spaces on a monthly basis.

Note 5. Revenue Concentrations

Revenues from marketing and solicitation services from one investment manager represented 100% of revenues recognized for the year ended 2011. The solicitation agreement with the investment manager was terminated effective July 31, 2011.

Note 6. Income Taxes

The Company is taxed as a partnership for U.S. and Massachusetts state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual income tax returns.

As of December 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740-10, and accordingly, management has concluded that no additional disclosures are required for uncertain tax positions.

Note 7. Subsequent Events

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of January 24, 2012, the date that the financial statements were available to be issued. There were no transactions or events that required disclosure as subsequent events.

Note 8. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2011) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 9. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as a third-party marketing firm focused on representing institutional-quality investment managers.

BRATTLE ADVISORS LLC
(Formerly Greenside Capital LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

COMPUTATION OF NET CAPITAL			
Members' capital		$	17,293
Less non-allowable assets:			
Other current assets	2,034		
Fixed assets, net	2,720		
			4,754
Net Capital		$	12,539
AGGREGATE INDEBTEDNESS			
Accounts payable and accrued expenses			6,346
Total Aggregate Indebtedness		$	6,346
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum capital requirement			5,000
Excess Net Capital		$	7,539
Ratio: Aggregate indebtedness to net capital			0.51

'aolilli, Jarek &
er Ananian, LLC
CERTIFIED PUBLIC
ACCOUNTANTS

See accompanying notes
and independent auditors' report.

BRATTLE ADVISORS LLC
(Formerly Greenside Capital LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	12,539
Net audit adjustments		0
Net Capital per above	$	12,539

See accompanying notes
and independent auditors' report.

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers of
Brattle Advisors LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of Brattle Advisors LLC for the year ended December 31, 2011, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
January 24, 2012

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Managers of
Brattle Advisors LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by BRATTLE ADVISORS LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BRATTLE ADVISORS LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BRATTLE ADVISORS LLC's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
January 24, 2012

BRATTLE ADVISORS LLC
(Formerly Greenside Capital LLC)
SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended December 31, 2011

Payment Date	To Whom Paid	Amount
7/18/2011	SIPC	$ 94
1/24/2012	SIPC	31
		$ 125

See preceding independent accountants' report
on applying agreed-upon procedures
related to an entity's SIPC assessment reconciliation.

WOLF
& COMPANY, P.C.

Liberty Tree Advisors, LLC

Financial Statements and Supplementary Information

Year Ended December 31, 2011